UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Harte Hanks, Inc.

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

416196103

(CUSIP Number)

Robert L. R. Munden

Harte Hanks, Inc.

9601 McAllister Freeway, Suite 610

San Antonio, Texas 78216

(210) 829-9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons; David L. Copeland I.R.S. Identification Nos. of Above Persons (Entities Only): N/A

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 496,686

	8	Shared Voting Power: 4,234,661

	9	Sole Dispositive Power: 496,686

	10	Shared Dispositive Power: 4,234,661

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,731,347

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 7.54%*

14	Type of Reporting Person (See Instructions): IN

*Based on 62,769,912 shares of Common Stock of Harte Hanks, Inc. outstanding as of June 30, 2016.

Item 1.	Security and Issuer.

This statement relates to shares of Common Stock of Harte Hanks, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 9601 McAllister Freeway, Suite 610, San Antonio, Texas 78216.

Item 2.	Identity and Background.

(a) (b) (c)

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Amendment No. 6 is hereby filed by David L. Copeland (the “Reporting Person”), 9601 McAllister Freeway, Suite 610 , San Antonio, Texas 78216.  His position with the Issuer is to serve as a director of the Issuer, 9601 McAllister Freeway, Suite 610, San Antonio, Texas 78216.   His present principal occupation or employment is investment and the name, principal business and address of his employment is SIPCO, Inc., 273 Walnut Street, Abilene, Texas 79601.

(d)-(e)  No.

(f) United States Citizen

Item 5.	Interest in Securities of the Issuer.

(a)  Amount Beneficially Owned:  4,731,347

Percent of Class:  7.54% (Based on 62,769,912 shares of Common Stock of the Issuer outstanding as of June 30, 2016).

The Reporting Person directly owns 158,661 restricted and unrestricted shares of Common Stock and no shares of Common Stock of the Issuer in options exercisable within 60 days.

The Reporting Person disclaims beneficial ownership of an aggregate of 4,572,686 shares of Common Stock (the “Disclaimed Shares”) and has no pecuniary interest in the Disclaimed Shares, which are held as follows: (1) the Shelton Family Foundation, of which the Reporting Person is one of nine directors and an employee, owns 3,062,465 of the Disclaimed Shares; (2) an aggregate of 1,172,196 of the Disclaimed Shares are held in trusts of which the Reporting Person serves as co-trustee and holds shared voting and dispositive power; (3) an aggregate of 69,525 of the Disclaimed Shares are held in trusts of which the Reporting Person serves as the sole trustee and holds sole voting and investment power; (4) 200,500 of the Disclaimed Shares are held in Ruby Shelton Family Investments, Ltd. (the “Partnership”), of which the Reporting Person is the sole manager of the Partnership’s general partner; and (5) 68,000 of the Disclaimed Shares are held in  custodial accounts for unrelated minors of which the Reporting Person is the sole custodian.

(b)  Number of shares as to which the Reporting Person has:

(i)         Sole power to vote or to direct the vote:  496,686

(ii)         Shared power to vote or to direct the vote: 4,234,661

(iii)        Sole power to dispose or direct the disposition of: 496,686

(iv)        Shared power to dispose or direct the disposition of: 4,234,661

(c)  The Reporting Person has not effected any transactions in the Common Stock of the Issuer during the past 60 days, except as listed below:

The Reporting Person is the co-trustee of the Andrew David Durham 1989 Trust and the Wendy Hanks Durham 1989 Trust.  On September 22, 2016, 360,000 shares of Common Stock from the Andrew David Durham (the “Andrew Trust”) were transferred to the beneficiary of the Andrew Trust.  On the same day, a total of 360,000 shares of Common Stock were transferred from the Wendy Hanks Durham Trust (the “Wendy Trust”) to the beneficiary of the Wendy Trust.  As a result of these transfers, the Reporting Person is no longer the beneficial owner of 720,000 shares of Common Stock of the Issuer.

(d)  See Item 5(a).

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
See Item 5(a) regarding custodial account, trust and foundation arrangements.

Item 7.	Material to be Filed as Exhibits.
None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  September 23, 2016

/s/ David L. Copeland
By:	Robert L. R. Munden
Executive Vice President, General Counsel & Secretary of the Issuer, by Power of Attorney